# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001105497
Persons authorized to receive notices and communications: C. Alex Bahn, WilmerHale, 2100 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20037, 202-663-6000

## Reporting persons
- MSD Capital, L.P. (CIK 0001105497): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,502,260; sole dispositive power 0; shared dispositive power 2,502,260; aggregate amount beneficially owned 2,502,260 (20.9% of the class)
- Noble Environmental Investments, LLC (CIK 0001914199): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,502,260; sole dispositive power 0; shared dispositive power 2,502,260; aggregate amount beneficially owned 2,502,260 (20.9% of the class)
- MSD Portfolio L.P. - Investments (CIK 0001134557): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,502,260; sole dispositive power 0; shared dispositive power 2,502,260; aggregate amount beneficially owned 2,502,260 (20.9% of the class)
- Michael S. Dell (CIK 0000908724): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,502,260; sole dispositive power 0; shared dispositive power 2,502,260; aggregate amount beneficially owned 2,502,260 (20.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Comment: Explanatory Note: This Amendment No. 1 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share (the "Common Stock") of 5C Lending Partners Corp., a Maryland corporation (the "Issuer") filed by the Reporting Persons on March 3, 2025 (the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

On March 20, 2026, following the Issuer's delivery of a drawdown notice pursuant to the Subscription Agreement, Noble Investments acquired 266,245 shares of Common Stock from the Issuer at a price per share of $24.45 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The information provided in Item 3 of the Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons beneficially owns 2,502,260 shares of Common Stock, representing 20.9% of the Issuer's outstanding shares of Common Stock (based on information provided by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons has (i) sole power to vote or direct the vote of 0 shares of Common Stock, (ii) shared power to vote or direct the vote of 2,502,260 shares of Common Stock, (iii) sole power to dispose or direct the disposition of 0 shares of Common Stock, and (iv) shared power to dispose or direct the disposition of 2,502,260 shares of Common Stock.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby supplemented as follows: The information provided in Item 3 of the Amendment is incorporated herein by reference. Further, on March 12, 2026, Noble Investments acquired 17,578 shares of Common Stock through the Issuer's dividend reinvestment plan at a price per share of $25.24.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented as follows:
Exhibit Description of Exhibit
1 Joint Filing Agreement dated March 24, 2026

## Signatures
- MSD Capital, L.P.: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, its General Partner (03/24/2026)
- Noble Environmental Investments, LLC: /s/ Marc R. Lisker, Marc R. Lisker/Authorized Signatory (03/24/2026)
- MSD Portfolio L.P. - Investments: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (03/24/2026)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (03/24/2026)